UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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   SEC FILE NUMBER
     000-30724
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    CUSIP NUMBER
     61411N 104
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                                  FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):
                [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q
                [ ] Form 10-D  [ ] Form N-SAR  [ ] Form N-CSR

                  For Period Ended:  March 31, 2006
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:______________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Montgomery Realty Group, Inc.
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Full Name of Registrant

n/a
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Former Name if Applicable

400 Oyster Point Blvd., Suite 415
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Address of Principal Executive Office (Street and Number)

South San Francisco, California 94080
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                  10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Montgomery is in the process of becoming current in its periodic reports after falling significantly behind in 2005, but has not yet filed its quarterly report for the quarter ended September 30, 2005, or its annual report for the fiscal year ended December 31, 2005, due to delay encountered by Montgomery in obtaining and preparing all accounting entries in a manner satisfactory for meeting public reporting requirements.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Marianne Duhaterova                 650               266-8080
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                  (Name)                    (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                  [ ] Yes                                 [X] No

         Montgomery Realty Group, Inc., has not yet filed its quarterly report on Form 10-QSB for the quarter ended September 30, 2005, or its annual report on Form 10-KSB for the year ended December 31, 2005.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [X] Yes                                 [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         For the quarter ended March 31, 2006, Montgomery anticipates reporting income from continuing operations of approximately $434,031, as compared to $71,828 for the same period in 2005, or an increase of approximately 504.3%. Montgomery does not have any discontinued operations for the period ended March 31, 2006. The increased operating income is due principally to the increase in rental income from the Texas properties, which were acquired in June 2005.


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                          Montgomery Realty Group, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: May 16, 2006                                 By   /s/ Marianne Duhaterova
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                                                      Marianne Duhaterova,
                                                      Chief Financial Officer